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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )(1)


                              Capital Holdings Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    14018R101
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                  Allen B. Holeman, Bear, Stearns & Co. Inc.
                  115 South Jefferson Road, Whippany, NJ 07981
                                 (973) 793-2202
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 24, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.    14018R101                 13D                   Page    of    Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                The Bear Stearns Companies Inc.**
                                IRS # 13-3286161
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                 WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          355,847
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    355,847

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    355,847

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     5.04%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       HC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Bear, Stearns & Co. Inc.**
                                IRS # 13-3299429
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          355,847
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    355,847

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    355,847

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     5.04%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       BD

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.   14018R101                  13D                   Page    of    Pages


________________________________________________________________________________
Item 1.  Security and Issuer.
          Common Stock             Capital Holdings Inc.
                                   5520 Monroe Street
                                   Sylvania, OH   43560


________________________________________________________________________________
Item 2.  Identity and Background.

     (a)Name:  Bear, Stearns & Co. Inc. ("Bear Stearns")

     (b)Place of Organization:     Delaware

     (c)(i)Principal Business:   Securities Broker/Dealer
        (ii)         Address:    245 Park Avenue
                                 New York, NY 10167
     (d)None

     (e)See Appendix II

     (f)See Appendix I

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 355,847 shares of Common Stock was approximately $12,632,569.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

Bear Stearns has acquired the Common Stock of Capital Holdings Inc.
in the ordinary course of its business as a broker/dealer in connection with its trading and investment activities. Bear Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such trading and investment activities. Although the foregoing represents the range of activities presently contemplated by Bear Stearns with respect to the Issuer, it should be noted that the possible activities of Bear Stearns are subject to change at any time.
Except as set forth above, Bear Stearns has no present plans or intentions which relate to or would result in any of the actions described in subparagraph (a) through (j) of item 4 of Schedule 13D.


________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer as of 1/24/2001.

     (a)Number:                                                  355,847
        Percentage:                                              5.04%

     (b)1.Sole power to vote or to direct the vote:              0
        2.Shared power to vote or to direct the vote:            355,847
        3.Sole power to dispose or to direct the disposition:    0
        4.Shared power to dispose or to direct the disposition:  355,847

     (c)Information concerning transactions in the common stock effected by Bear Stearns is set forth on Appendix III hereto.

     (d)Inapplicable.

     (e)Inapplicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


                                      None

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

                                      None

________________________________________________________________________________

**Bear Stearns & Co. is a subsidiary of The Bear Stearns Companies Inc.
                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 1, 2001
                                        ----------------------------------------
                                                         (Date)


                                                       /S/
                                        ----------------------------------------
                                                       (Signature)


                                       Barry J. Cohen/Senior Managing Director
                                        ----------------------------------------
                                                       (Name/Title)

                                   APPENDIX I

                                 APPENDIX I
          DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.

Name                      Principal Occupation or Employment

Alan C. Greenberg         Chairman of the Board and Director

James E. Cayne            President, Chief Executive Officer and Director

Bruce E. Geismar          Chief Operations Officer and Director

Kenneth L. Edlow          Secretary

Michael Minikes           Treasurer and Director

Mark E. Lehman            Executive Vice President/General Counsel
                          Chief Legal Officer and Director

Alan D. Schwartz          Executive Vice President and Director

Warren J. Spector         Executive Vice President and Director

Samuel L. Molinaro Jr.    Chief Financial Officer/Senior Vice President-Finance
                          and Director

E. John Rosenwald Jr.     Vice-Chairman of the Board and Director

Michael L. Tarnopol       Vice-Chairman of the Board and Director

Denis A. Bovin            Director

Peter D. Cherasia         Director

Ralph R. Cioffi           Director

Barry J. Cohen            Director

Wendy L. de Monchaux      Director

John L. Knight            Director

David A. Liebowitz        Director

Bruce M. Lisman           Director

Roland N. Livney          Director

Jeffrey Mayer             Director

Gary M. McLoughlin        Director

Donald R. Mullen Jr.      Director

Fares D. Noujaim          Director

Craig M. Overlander       Director

Stephen E. Raphael        Director

Richard B. Sachs          Director

Robert M. Steinberg       Director

Donald W. Tang            Director

Michael J. Urfirer        Director

Eli Wachtel               Director

Uzi Zucker                Director


John L. Knight's business address is One Canada Square London E16 5AD England. Michael J. Abatemarco is a citizen of the United States and his business address is One Metrotech Center North, Brooklyn, New York 11201. All other Directors and Executive Officers are citizens of the United States and their business address is 245 Park Avenue, New York, New York 10167. Bear Stearns & Co. Inc. is a wholly-owned subsidiary of the Bear Stearns Companies Inc. and of the persons named, all but John L. Knight hold similar office in the parent company.

                                  APPENDIX II



                      Trading from 11/20/00 through 01/24/2001
                              (Various Firm's Accounts)
                                ***** 01/24 *****
   1,000  CAPITAL HOLDINGS INC-OHIO      35 7/8         35,875.00
  10,000  CAPITAL HOLDINGS INC-OHIO      35 3/4        357,500.00
                                ***** 01/19 *****
     200  CAPITAL HOLDINGS INC-OHIO      35 1/2          7,100.00
                                ***** 01/18 *****
   1,000  CAPITAL HOLDINGS INC-OHIO      35 1/2         35,500.00
                                ***** 01/17 *****
     200  CAPITAL HOLDINGS INC-OHIO      35 3/4          7,150.00
   1,000  CAPITAL HOLDINGS INC-OHIO      36             36,000.00
   2,627  CAPITAL HOLDINGS INC-OHIO      35 7/8         94,243.63
   2,800  CAPITAL HOLDINGS INC-OHIO      36 1/8        101,150.00
   2,500- CAPITAL HOLDINGS INC-OHIO      35.9349        89,834.25-
     783- CAPITAL HOLDINGS INC-OHIO      35.1773        27,542.91-
     783  CAPITAL HOLDINGS INC-OHIO      35.1773        27,543.83
                                ***** 01/16 *****
     900  CAPITAL HOLDINGS INC-OHIO      35 1/8         31,612.50
   1,000  CAPITAL HOLDINGS INC-OHIO      35 1/8         35,125.00
                                ***** 01/12 *****
   4,800  CAPITAL HOLDINGS INC-OHIO      34.6300       166,224.00
   8,500  CAPITAL HOLDINGS INC-OHIO      34.6300       294,355.00
     500  CAPITAL HOLDINGS INC-OHIO      34 1/2         17,250.00
   1,800  CAPITAL HOLDINGS INC-OHIO      34 1/4         61,650.00
  11,000  CAPITAL HOLDINGS INC-OHIO      34 11/16      381,562.50
  13,300- CAPITAL HOLDINGS INC-OHIO      34.6300       460,563.64-
                                 ***** 01/11 *****
     200  CAPITAL HOLDINGS INC-OHIO      34 1/4          6,850.00
     210  CAPITAL HOLDINGS INC-OHIO      34 1/2          7,245.00
                                ***** 01/10 *****
   1,200  CAPITAL HOLDINGS INC-OHIO      35 3/8         42,450.00
                                ***** 01/09 *****
     200  CAPITAL HOLDINGS INC-OHIO      35 1/4          7,050.00
                                ***** 01/04 *****
   6,600  CAPITAL HOLDINGS INC-OHIO      37.0503       244,531.98
   6,600  CAPITAL HOLDINGS INC-OHIO      37.0503       244,531.98
   5,000  CAPITAL HOLDINGS INC-OHIO      37 1/2        187,500.00
   5,000  CAPITAL HOLDINGS INC-OHIO      37 15/16      189,687.50
   5,000  CAPITAL HOLDINGS INC-OHIO      37 7/8        189,375.00
  15,000  CAPITAL HOLDINGS INC-OHIO      37 3/8        560,625.00
  10,000- CAPITAL HOLDINGS INC-OHIO      37.0903       370,890.63-
  13,200- CAPITAL HOLDINGS INC-OHIO      37.0503       489,047.65-
                                ***** 01/03 *****
  10,000  CAPITAL HOLDINGS INC-OHIO      36.7453       367,453.00
  20,200  CAPITAL HOLDINGS INC-OHIO      36 3/8        734,775.00
  10,000- CAPITAL HOLDINGS INC-OHIO      36.7853       367,840.73-
  10,000- CAPITAL HOLDINGS INC-OHIO      36.7453       367,440.75-
                                ***** 01/02 *****
     800  CAPITAL HOLDINGS INC-OHIO      34 7/8         27,900.00
                                ***** 12/29 *****
     850  CAPITAL HOLDINGS INC-OHIO      37 3/16        31,609.38
  20,000  CAPITAL HOLDINGS INC-OHIO      37 3/16       743,750.00
   5,000- CAPITAL HOLDINGS INC-OHIO      37.0400       185,193.82-
                                ***** 12/28 *****
   6,000  CAPITAL HOLDINGS INC-OHIO      37.3690       224,214.00
   6,000  CAPITAL HOLDINGS INC-OHIO      37.3690       224,214.00
     700  CAPITAL HOLDINGS INC-OHIO      37 3/16        26,031.25
   2,000  CAPITAL HOLDINGS INC-OHIO      37 3/8         74,750.00
   4,000  CAPITAL HOLDINGS INC-OHIO      37 3/8        149,500.00
   4,000  CAPITAL HOLDINGS INC-OHIO      37 3/8        149,500.00
   4,000  CAPITAL HOLDINGS INC-OHIO      37 3/8        149,500.00
  10,000  CAPITAL HOLDINGS INC-OHIO      37 1/8        371,250.00
  20,000  CAPITAL HOLDINGS INC-OHIO      37 1/8        742,500.00
  10,000- CAPITAL HOLDINGS INC-OHIO      37.3293       373,280.55-
  12,000- CAPITAL HOLDINGS INC-OHIO      37.3690       448,413.05-
                                ***** 12/27 *****
     925  CAPITAL HOLDINGS INC-OHIO      37.3900        34,585.75
   7,500  CAPITAL HOLDINGS INC-OHIO      37.3900       280,425.00
   7,500  CAPITAL HOLDINGS INC-OHIO      37.3900       280,425.00
     500  CAPITAL HOLDINGS INC-OHIO      37 1/16        18,531.25
   1,000  CAPITAL HOLDINGS INC-OHIO      37 1/16        37,062.50
   1,300  CAPITAL HOLDINGS INC-OHIO      37 1/8         48,262.50
   1,500  CAPITAL HOLDINGS INC-OHIO      37 1/16        55,593.75
   3,000  CAPITAL HOLDINGS INC-OHIO      36 11/16      110,062.50
  20,000  CAPITAL HOLDINGS INC-OHIO      37 3/16       743,750.00
  22,000  CAPITAL HOLDINGS INC-OHIO      37 1/8        816,750.00
     925- CAPITAL HOLDINGS INC-OHIO      37.3900        34,585.75-
  26,575- CAPITAL HOLDINGS INC-OHIO      37.3900       993,606.12-
                                ***** 12/26 *****
   2,182  CAPITAL HOLDINGS INC-OHIO      36 3/4         80,188.50
  12,000  CAPITAL HOLDINGS INC-OHIO      36 3/4        441,000.00
  12,000  CAPITAL HOLDINGS INC-OHIO      36 3/4        441,000.00
     240  CAPITAL HOLDINGS INC-OHIO      36 3/8          8,730.00
   2,000  CAPITAL HOLDINGS INC-OHIO      36 1/2         73,000.00
   3,000  CAPITAL HOLDINGS INC-OHIO      36 3/8        109,125.00
   6,941  CAPITAL HOLDINGS INC-OHIO      36 5/8        254,214.13
  15,000  CAPITAL HOLDINGS INC-OHIO      36 7/8        553,125.00
   2,182- CAPITAL HOLDINGS INC-OHIO      36 3/4         80,188.50-
  33,818- CAPITAL HOLDINGS INC-OHIO      36 3/4      1,242,770.07-
                                ***** 12/22 *****
     200  CAPITAL HOLDINGS INC-OHIO      36 3/16         7,237.50
   1,500  CAPITAL HOLDINGS INC-OHIO      36 5/8         54,937.50
   2,000  CAPITAL HOLDINGS INC-OHIO      36             72,000.00
   2,000  CAPITAL HOLDINGS INC-OHIO      36 9/16        73,125.00
   2,000  CAPITAL HOLDINGS INC-OHIO      36 5/8         73,250.00
   2,500  CAPITAL HOLDINGS INC-OHIO      36 5/8         91,562.50
   9,800  CAPITAL HOLDINGS INC-OHIO      36 1/2        357,700.00
                                ***** 12/21 *****
     200  CAPITAL HOLDINGS INC-OHIO      35 3/4          7,150.00
     200  CAPITAL HOLDINGS INC-OHIO      36              7,200.00
     410  CAPITAL HOLDINGS INC-OHIO      35 7/8         14,708.75
     500  CAPITAL HOLDINGS INC-OHIO      36             18,000.00
   1,000  CAPITAL HOLDINGS INC-OHIO      36             36,000.00
   1,000  CAPITAL HOLDINGS INC-OHIO      35 7/8         35,875.00
   1,054  CAPITAL HOLDINGS INC-OHIO      35 3/4         37,680.50
   1,724  CAPITAL HOLDINGS INC-OHIO      35 7/8         61,848.50
   2,500  CAPITAL HOLDINGS INC-OHIO      36             90,000.00
   2,500  CAPITAL HOLDINGS INC-OHIO      35 7/8         89,687.50
   3,800  CAPITAL HOLDINGS INC-OHIO      36            136,800.00
   5,000  CAPITAL HOLDINGS INC-OHIO      35 7/8        179,375.00
   7,000  CAPITAL HOLDINGS INC-OHIO      35 7/8        251,125.00
   7,000  CAPITAL HOLDINGS INC-OHIO      35 3/4        250,250.00
   9,700  CAPITAL HOLDINGS INC-OHIO      35 7/8        347,987.50
                                ***** 12/20 *****
     500  CAPITAL HOLDINGS INC-OHIO      34             17,000.00
     635  CAPITAL HOLDINGS INC-OHIO      34 1/2         21,907.50
   1,522  CAPITAL HOLDINGS INC-OHIO      34 1/16        51,843.13
   5,823  CAPITAL HOLDINGS INC-OHIO      35 3/8        205,988.63
                                ***** 12/14 *****
   1,000  CAPITAL HOLDINGS INC-OHIO      34 1/4         34,250.00
   1,000  CAPITAL HOLDINGS INC-OHIO      34             34,000.00
   1,000  CAPITAL HOLDINGS INC-OHIO      33 3/4         33,750.00
   1,800  CAPITAL HOLDINGS INC-OHIO      34 1/4         61,650.00
                                ***** 12/13 *****
   1,000  CAPITAL HOLDINGS INC-OHIO      34 7/8         34,875.00
   5,000  CAPITAL HOLDINGS INC-OHIO      34.9993       174,996.50

                                ***** 12/12 *****
   5,000  CAPITAL HOLDINGS INC-OHIO      34 7/8        174,375.00
   5,000- CAPITAL HOLDINGS INC-OHIO      35.2000       175,994.13-
                                 ***** 12/07 *****
     700  CAPITAL HOLDINGS INC-OHIO      33 5/16        23,318.75
   1,000  CAPITAL HOLDINGS INC-OHIO      33 1/4         33,250.00
                                ***** 12/06 *****
     200  CAPITAL HOLDINGS INC-OHIO      33 1/2          6,700.00
     300  CAPITAL HOLDINGS INC-OHIO      35             10,500.00
   1,000  CAPITAL HOLDINGS INC-OHIO      35             35,000.00
                                ***** 12/05 *****
   2,000  CAPITAL HOLDINGS INC-OHIO      32 3/8         64,750.00
                                ***** 12/04 *****
   1,000  CAPITAL HOLDINGS INC-OHIO      32 1/8         32,125.00
   1,150  CAPITAL HOLDINGS INC-OHIO      32 1/8         36,943.75
                                ***** 12/01 *****
     800  CAPITAL HOLDINGS INC-OHIO      31.5700        25,256.00
   1,400  CAPITAL HOLDINGS INC-OHIO      31.5700        44,198.00
     800  CAPITAL HOLDINGS INC-OHIO      32 1/8         25,700.00
     800  CAPITAL HOLDINGS INC-OHIO      31             24,800.00
   1,000  CAPITAL HOLDINGS INC-OHIO      31 15/16       31,937.50
   1,800  CAPITAL HOLDINGS INC-OHIO      32 1/8         57,825.00
   5,000  CAPITAL HOLDINGS INC-OHIO      32 1/8        160,625.00
   5,000  CAPITAL HOLDINGS INC-OHIO      32            160,000.00
   5,700  CAPITAL HOLDINGS INC-OHIO      32 1/16       182,756.25
   2,200- CAPITAL HOLDINGS INC-OHIO      31.5700        69,451.68-
                                ***** 11/30 *****
   1,100  CAPITAL HOLDINGS INC-OHIO      32.2400        35,464.00
   2,000  CAPITAL HOLDINGS INC-OHIO      32.2400        64,480.00
     281  CAPITAL HOLDINGS INC-OHIO      31              8,711.00
     285  CAPITAL HOLDINGS INC-OHIO      31              8,835.00
     400  CAPITAL HOLDINGS INC-OHIO      32             12,800.00
     500  CAPITAL HOLDINGS INC-OHIO      32             16,000.00
     600  CAPITAL HOLDINGS INC-OHIO      31 1/2         18,900.00
     800  CAPITAL HOLDINGS INC-OHIO      31 7/8         25,500.00
   1,000  CAPITAL HOLDINGS INC-OHIO      31 7/8         31,875.00
   1,300  CAPITAL HOLDINGS INC-OHIO      31 7/8         41,437.50
   1,300  CAPITAL HOLDINGS INC-OHIO      32 1/16        41,681.25
   1,400  CAPITAL HOLDINGS INC-OHIO      32 1/8         44,975.00
   1,800  CAPITAL HOLDINGS INC-OHIO      32             57,600.00
   2,000  CAPITAL HOLDINGS INC-OHIO      32             64,000.00
   2,000  CAPITAL HOLDINGS INC-OHIO      32             64,000.00
   2,500  CAPITAL HOLDINGS INC-OHIO      32             80,000.00
   2,975  CAPITAL HOLDINGS INC-OHIO      31 7/8         94,828.13
   4,000  CAPITAL HOLDINGS INC-OHIO      31 1/2        126,000.00
   4,674  CAPITAL HOLDINGS INC-OHIO      32            149,568.00
  10,600- CAPITAL HOLDINGS INC-OHIO      32.2400       341,732.60-
                                ***** 11/29 *****
     600  CAPITAL HOLDINGS INC-OHIO      32.0300        19,218.00
   1,100  CAPITAL HOLDINGS INC-OHIO      32.0300        35,233.00
     200  CAPITAL HOLDINGS INC-OHIO      31 7/8          6,375.00
     200  CAPITAL HOLDINGS INC-OHIO      31 15/16        6,387.50
     733  CAPITAL HOLDINGS INC-OHIO      32             23,456.00
   2,262  CAPITAL HOLDINGS INC-OHIO      31 7/8         72,101.25
   2,500  CAPITAL HOLDINGS INC-OHIO      32             80,000.00
   5,000  CAPITAL HOLDINGS INC-OHIO      32            160,000.00
   5,000  CAPITAL HOLDINGS INC-OHIO      32            160,000.00
   6,000- CAPITAL HOLDINGS INC-OHIO      32.0300       192,173.59-
                                ***** 11/28 *****
     800  CAPITAL HOLDINGS INC-OHIO      30             24,000.00
   2,600  CAPITAL HOLDINGS INC-OHIO      29 7/8         77,675.00
                                ***** 11/20 *****
     200- CAPITAL HOLDINGS INC-OHIO      28 3/4          5,749.80-
     800- CAPITAL HOLDINGS INC-OHIO      28 1/2         22,799.24-

                        (Various Dicretionary Accounts)
                                ***** 12/27 *****
   2,852  CAPITAL HOLDINGS INC-OHIO      37.3900       106,636.28
   5,788  CAPITAL HOLDINGS INC-OHIO      37.3900       216,413.32
   1,593  CAPITAL HOLDINGS INC-OHIO      37.3900        59,562.27
   1,342  CAPITAL HOLDINGS INC-OHIO      37.3900        50,177.38
                                ***** 12/26 *****
   2,667  CAPITAL HOLDINGS INC-OHIO      36 3/4         98,012.25
     937  CAPITAL HOLDINGS INC-OHIO      36 3/4         34,434.75
   5,446  CAPITAL HOLDINGS INC-OHIO      36 3/4        200,140.50
     768  CAPITAL HOLDINGS INC-OHIO      36 3/4         28,224.00
                                ***** 12/12 *****
     757  CAPITAL HOLDINGS INC-OHIO      35.2000        26,646.40
   2,149  CAPITAL HOLDINGS INC-OHIO      35.2000        75,644.80
   1,530  CAPITAL HOLDINGS INC-OHIO      35.2000        53,856.00
     564  CAPITAL HOLDINGS INC-OHIO      35.2000        19,852.80
                                ***** 11/30 *****
   3,134  CAPITAL HOLDINGS INC-OHIO      32.2400       101,040.16
   2,033  CAPITAL HOLDINGS INC-OHIO      32.2400        65,543.92
   2,333  CAPITAL HOLDINGS INC-OHIO      32.2400        75,215.92
                                ***** 11/29 *****
   4,300  CAPITAL HOLDINGS INC-OHIO      32.0300       137,729.00

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).